Exhibit 99.1

PRESS RELEASE
Wednesday 30 April 2025 – 08:00 a.m. CET
Regulated information

CMB.TECH BUSINESS UPDATE

ANTWERP, Belgium, 30 April 2025 – CMB.TECH NV (“CMBT”, “CMB.TECH” or “the Company”) (NYSE: CMBT & Euronext: CMBT) provides a business update following the recent announcements. The company held two Capital Markets Days together with Golden Ocean, sold three VLCCs as part of its fleet rejuvenation and will align dates for announcing first and second quarter 2025 results due to the consolidation of Golden Ocean's financial results.

Capital Markets Days
Following the announcement on 22 April of the signed term sheet for a stock-for-stock merger with Golden Ocean, with  CMB.TECH as surviving entity, both companies have hosted Capital Markets Days in Antwerp, Belgium on 24 April 2025 and in Oslo, Norway on 29 April 2025 together. The presentations, recordings and transcripts of these Capital Markets Days are available on the CMB.TECH website.

Vessel update
Furthermore, CMB.TECH has sold three VLCCs, Iris (2012, 314,000 dwt), Hakata (2010, 302,550 dwt) & Hakone (2010, 302,624 dwt) as part of its fleet rejuvenation. The sales generated a total capital gain of 96.7 million USD. The vessels will be delivered to their new owners in the course of this year.

Change in publication date earnings releases
As the company will consolidate the financial results of Golden Ocean in our upcoming earnings, CMB.TECH has decided to align the dates of the announcements of its first and second quarter 2025 earnings press releases and accompanying conference calls. The Q1 2025 earnings will be announced on 21 May 2025 and the Q2 2025 earnings will be announced on 28 August 2025.

Announcement Q1 2025 results – 21 May 2025

About CMB.TECH
CMB.TECH is a diversified and future-proof maritime group. We own and operate more than 150 seagoing vessels: crude oil tankers, dry bulk vessels, container ships, chemical tankers, offshore wind vessels & workboats. We also offer hydrogen and ammonia fuel to customers, through own production or third-party producers.
The company is headquartered in Antwerp, Belgium, and has offices across Europe, Asia, United States and Africa.
CMB.TECH is listed on Euronext Brussels and the NYSE under the ticker symbol CMBT.
More information can be found at https://cmb.tech
Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbour protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbour provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbour legislation. The words “believe”, “anticipate”, “intends”, “estimate”, “forecast”, “project”, “plan”, “potential”, “may”, “should”, “expect”, “pending” and similar expressions identify forward-looking statements.

Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech

PRESS RELEASE
Wednesday 30 April 2025 – 08:00 a.m. CET
Regulated information

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.
In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include potential legal actions by other parties relating to the Market Court’s decision, the outcome of the proceedings pending before the Enterprise Court in Antwerp, the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the United States Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech